Form C

Cover Page

Name of issuer:

The Block Distilling Company, LLC

Legal status of issuer:

> Form: Limited Liability Company
> Jurisdiction of Incorporation/Organization: CO
> Date of organization: 8/5/2015

Physical address of issuer:

2990 Larimer ST
Denver CO 80205

Website of issuer:

http://theblockdistillingco.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Class AAA Preferred Membership Interests

Target number of securities to be offered:

91,960

Price:

$2.71857

Method for determining price:

Dividing pre-money valuation $7,336,952.84 by number of units outstanding on fully diluted basis.

Target offering amount:

$249,999.70

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

Maximum offering amount (if different from target offering amount):

$1,069,999.25

Deadline to reach the target offering amount:

4/30/2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

6

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,661,950.00	$1,331,564.00
Cash & Cash Equivalents:	$76,566.00	$13,979.00
Accounts Receivable:	$4,932.00	$8,993.00
Short-term Debt:	$823,921.00	$328,561.00
Long-term Debt:	$811,006.00	$852,639.00
Revenues/Sales:	$568,476.00	$416,713.00
Cost of Goods Sold:	$144,482.00	$107,350.00
Taxes Paid:	$8,727.00	$2,711.00
Net Income:	($278,707.00)	($217,535.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

The Block Distilling Company, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Kameron Weaver	self employed	The Block Distilling Co	2015
Michelle Weaver	self employed	The Block Distilling Co	2015
Kraig Weaver	self employed	The Block Distilling Co	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Kameron Weaver	Managing member	2015
Michelle Weaver	Managing member	2015
Kraig Weaver	Managing member	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Michelle Weaver	454611.0 Common	30.3
Kameron Weaver	454611.0 Common	30.3
Kraig Weaver	454611.0 Common	30.3

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> **The Block Distilling requires a total funding of $650k in order to reach our goal of 6x our distilling capacity.** The growth of the company in contingent upon the construction that allows the equipment to become operational. Should this construction halt or fail for any reason it would prevent the increase in spirit volume required to increase our revenues. If we raise less than the required $650k on Wefunder to complete this buildout, we have agreements in place with private personal lenders for short term debt in the event that extra capital is needed.
>
> **Disruptions in the Company's manufacturers' systems or losses of manufacturing certifications could adversely affect sales and customer relationships.** Any significant disruptions in the Company's operations for any reason, including regulatory requirements, lost certifications, licenses or registrations, power interruptions, fires, hurricanes, war or threats of terrorism, could disrupt our manufacture of products, adversely affecting sales and customer relationships.
>
> **Regulatory matters governing our industry could have a significant negative effect on our business.** The Company operates in a market subject to governmental regulation. The United States Alcohol and Tobacco Tax and Trade Bureau regulates the manufacture of distilled spirits on the Federal level, and requires the maintenance of a bond before operations begin and while operations

continue. TheColorado Department of Revenue, Liquor and Tobacco Enforcement Division regulates the manufacture and sale of distilled spirits on the State level, and should the Company choose to market either craft distilled spirits in other states in the future or ship its spirits to other states, then such activity would alsobe governed by the laws of the applicable states. The Company's projections assume that the Company will be successful in maintaining the requisite licensure. Should the Company violate any of the licensing requirements from time to time, this could prove very costly to the Company and might result in closureof the business. In addition, the Company cannot predict whether new legislation or regulation governing its activities will be enacted by legislative bodies or promulgated by agencies regulating our activities, or what the effect of any such legislation or regulation on our business would be. Any such developments could, however, change or limit the way the Company does business, result in the imposition if additional taxes and/or costs, require reformulation of some products to meet new standards, additional or different labeling or other new requirements. Any such new legislation or regulation, including changes to existing laws and regulations, could have a material adverse effect on our financial position, results of operations or cash flows.

The Company relies on third-party suppliers for ingredients that it cannot manufacture; Cost of expansion of the Distillery may exceeded projections. The Company purchases from third-party suppliers all the ingredients for its products. While the Company believes these ingredients to generally be abundant, suppliers and vendors may not provide these ingredients and products in the quantities requested, in a timely manner or at a price we are willing to pay. An unexpected interruption of supply could materially adversely affect our financial position, results of operations or cash flows. An interruption in supply of key ingredients or packaging components (such as bottles and barrels) that we are unable to remedy could result in our inability to deliver our products on a timely basis, which, in turn, could have a material adverse effect on our financial position, results of operations or cash flows. The anticipated cost of equipment, installation, design and build out of the expansion of the facility may be higher than projected. While Management believes that it has an accurate estimate of the remaining costs to expand the Distillery, there is always a risk that there will be further cost or delay, which could adversely impact investment in the Company.

The Company may incur material product liability claims, which could increase its costs and adversely affect its reputation, revenues and results of operations. As a manufacturer and distributor of products designed for human consumption, the Company may be subject to product liability claims if the use of its products is alleged to have resulted in illness, injury or death. Its ingredients are classified as food items and generally are not subject to pre-market regulatory approval or clearance other than regulation as sale of alcoholic beverages. The Company's products could contain contaminated substances. Any product liability claim against the Company could result in increased costs and could adversely affect its reputation with customers, which in turn could adversely affect its business, results of operations, financial condition and value of its equity

The Company is exposed to risks of operating a retail establishment, as well as risks related to borrowing monies and leasing property.
The tasting room is a retail establishment. There is a risk of injury to its patrons due to disorderly conduct or natural calamity either on premise or due to intoxication while operating a motor vehicle after leaving the tasting room. While the Company maintains general liability insurance and dram shop insurance, there can be no assurances that such insurance coverage will cover all risks or that the amount of insurance will cover all losses for which the Company may be held responsible. The Company has obtained a $350,000 line of credit from Chase Bank, NA, and must adhere to the covenants of its loan agreement as well as pay back the line of credit over time. Any business that is subject to leverage runs the risk that the added debt service obligations of the leverage could impair its ability to operate. In addition, the loan agreement prohibits incurring of additional indebtedness, which could limit the ability to borrow additional monies as necessary to keep the operations in place. The lender has provided the Company verbal assurances that the investor notes will not violate the additional borrowing restrictions, but as of the date of this Memorandum the Company has not received written confirmation to the same. The Company has issued substantial amounts of Investor Notes, Whiskey Notes, one large individual note and has also incurred credit card debt. Failure to generate sufficient capital when these obligations come due to pay them off could result in insolvency for the Company. In addition, should the Company be able to roll over any indebtedness when due, the cost of effecting such a roll over may adversely impact the Company. Similar to the above debt financing is that with a lease in place the Company has an ongoing obligation to remain current with respect to its rent and other lease obligations. Breach of the lease could result in loss of the business.

With limited resources, the Company cannot assure you that it will effectively manage our growth. The Company's growth and expansion plan, which includes expanding product offerings, increasing its customers' base, and ultimately opening additional facilities, requires significant management time and operational and financial resources. There is no assurance that the Company has the operational and financial resources to manage its growth. Failure to adequately manage its growth could have a material adverse effect on business, results of operations and financial condition.

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a signifiant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. the duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

The Company operates in a highly competitive industry, and failure to compete effectively could adversely affect market share, financial condition and growth prospects. The local and national craft distillery markets (both retail

establishments and distribution of distilled spirits through wholesale and retail sale of bottled spirits) are highly fragmented. The principal elements of competition in the industry are product quality, price, selection and distribution channel offerings. Due to the numerous distilleries, products and brands in the market, as well as the additional competition caused by lower priced national, regional and local brands, it is becoming increasingly difficult to get name recognition and to differentiate one's products in the market or obtain distribution. The Company may not be able to compete effectively and its attempt to do so may require it to increase marketing and/or reduce prices, which may result in lower margins. Failure to effectively compete could adversely affect market share, revenues and growth prospects.

Investors will experience immediate and substantial dilution in the net tangible book value of the Membership Interests purchased in this Offering. Investors will experience immediate and substantial dilution because the price paid in this Offering will be substantially greater than the net tangible book value per interest of the Membership Interests acquired. This dilution is due in large part to the fact that Common Members paid no cash for their Membership Interests.

The amount and timing of distributions, if any, may vary. There are many factors that can affect the availability and timing of cash distributions paid to Members such as operating expense levels, as well as many other variables. The Company may not generate sufficient Operating Proceeds to pay any distributions to Members. The actual amount and timing of distributions, if any, will be determined by its Managers in their discretion, based on analysis of actual and expected cash flow, capital expenditures and investments, as well as general financial conditions. In addition, to the extent the Company invests in development of products that have significant capital requirements, inventory that requires aging or to fund expansion to additional facilities or expansion of distribution of products, its ability to make distributions may be negatively impacted, especially while raising capital and acquiring assets. If the Company cannot generate sufficient Operating Proceeds to fully fund distributions during any given period, some or all of its distributions for any period may be paid from retained cash flow or from cash flow from investing activities, including the net proceeds from the sale of assets.

Regulatory matters governing our industry could have a significant negative effect on our business. The Company operates in a market subject to governmental regulation. The United States Alcohol and Tobacco Tax and Trade Bureau regulates the manufacture of distilled spirits on the Federal level, and requires the maintenance of a bond before operations begin and while operations continue. TheColorado Department of Revenue, Liquor and Tobacco Enforcement Division regulates the manufacture and sale of distilled spirits on the State level, and should the Company choose to market either craft distilled spirits in other states in the future or ship its spirits to other states, then such activity would alsobe governed by the laws of the applicable states. The Company's projections assume that the Company will be successful in maintaining the requisite licensure. Should the Company violate any of the licensing requirements from time to time, this could prove very costly to the Company and might result in closureof the business. In addition, the Company cannot predict whether new legislation or regulation governing its activities will be enacted by legislative bodies or promulgated by agencies regulating our activities, or what the effect of any such legislation or regulation on our business would be. Any such developments could, however, change or limit the way the Company does business, result in the imposition if additional taxes and/or costs, require reformulation of some products to meet new standards, additional or different labeling or other new requirements. Any such new legislation or regulation, including changes to existing laws and regulations, could have a material adverse effect on our financial position, results of operations or cash flows.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise:	**$250,000**
Use of Proceeds:	92.5% towards expansion construction, 7.5% towards Wefunder fees

If we raise:	**$1,069,999**
Use of Proceeds:	60.7% to expansion construction, 28% to working capital and debt reduction, 3.8% towards additional distillery assistant, 7.5% towards Wefunder fees

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating

of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the Investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $7,336,952.84 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

The Block Distilling Company, LLC is offering up to 393,589 Class AAA Preferred Interests at a price per share of $2.71857.

The campaign maximum is $1,069,999.25 and the campaign minimum is $249,999.70.

Description of Securities. The Class AAA Preferred Interests and Common Interests (and subsequently issued equity securities if any) will collectively share in 74.181% of cash flow from operations of the Company after reserves ("Operating Proceeds"), which percentage is subject to increase to the extent that the remaining Operating Proceeds allocable to the Class A and Class AA Preferred Interests is reduced (see discussion below as well as Section 10.2 of the Operating Agreement as amended per the First Amendment to the Operating Agreement). In addition, the Class AAA Preferred Interests will share in their pro rata share (based upon all Membership Interests issued and outstanding regardless of class) in Capital Transaction Proceeds. Assuming the sale of the Maximum Amount and no other issuances of Membership Interests, this would equate to 30% of Capital Transaction Proceeds allocable to the Class AAA Members, or 0.5% per $50,000.

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

1. direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and
2. direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of

1. the purchase price of the securities, and
2. the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's Subscription Agreement).

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

The terms of the Class AAA Membership Interests may only be modified if agreed to by: (i) the holders of a majority of the Class AAA Membership Interests outstanding; (ii) holders of a majority of all Membership Interests of the Company outstanding; and (iii) the Managers.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Units	1,500,000	1,500,000	Yes
Class AAA - preferred units	514,976	121,387	No
Class AA - preferred units	62,441	62,441	No
Class A - preferred units	1,015,000	1,015,000	No

units	1,015,000	1,015,000	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Class AAA Preferred Interests. The Company has issued 121,387 Class AAA Preferred Interests and will issue up to an additional 393,589 Class AAA Preferred Interests at $2.71857 per Interest for this round. The Class AAA Preferred Interests and Common Interests (and subsequently issued equity securities if any) will collectively share in 74.181% of cash flow from operations of the Company after reserves ("Operating Proceeds"), which percentage is subject to increase to the extent that the remaining Operating Proceeds allocable to the Class A and Class AA Preferred Interests is reduced (see discussion below as well as Section 10.2 of the Operating Agreement as amended per the First Amendment to the Operating Agreement attached hereto). In addition, the Class AAA Preferred Interests will share in their pro rata share (based upon all Membership Interests issued and outstanding regardless of class) in Capital Transaction Proceeds. Assuming the sale of the Maximum Amount and no other issuances of Membership Interests, this would equate to 30% of Capital Transaction Proceeds allocable to the Class AAA Members, or 0.5% per $50,000 Unit.

Class A Preferred Interests. The Company has issued 1,014,999 Class A Preferred Interests at $0.7142857 per Interest or $725,000 in the aggregate, which collectively share in 19.575% of "Operating Proceeds," provided that should the Company raise cumulative capital (from equity plus the 12% Notes) in excess of $1,000,000 then the percentage of Operating Proceeds allocable to each Class A Preferred Interest shall be adjusted based upon multiplying the same by a fraction, the numerator of which is the $1,000,000 and the denominator of which is the total capital raised by the Company (inclusive of 12% Notes)—the "Adjustment Factor."

Class AA Preferred Interests. The Company has issued 62,441 Class AA Preferred Interests at $1.66666 per Interest or $104,068 in the aggregate, which collectively share in 6.244% of Operating Proceeds, provided that this percentage is reduced from 3.0% per $50,000 Class AA unit to 0.5% per Class AA unit (i.e. 5/6ths reduction) upon "Payback" (ie. return of the Capital Contributions funded by the Class AA Preferred Members) and provided further that should the Company raise cumulative capital (inclusive of the Investor Notes) in excess of $1,000,000 then the amount of Operating Proceeds allocable to the Class AA Preferred Interests shall be subject to the Adjustment Factor as well. .

Common Interests. The Company has issued 1,500,000 Common Interests to the Managers and their designees for nominal consideration, in consideration for establishing and operating the Company. The Common Interests share pro rata with all Members of the Company other than the Class A and AA Members in all Operating Proceeds not allocable to the Class A and AA Preferred Interests, and shall be entitled to participate on a pro rata basis (based on number of all Membership Interests issued, regardless of class) with respect to Capital Transaction Proceeds, subject to the liquidation preference in favor of the Preferred Members as set forth in "Description of Capital Transaction Proceeds," below.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company has the right to issue additional membership interests from time to time in such amounts and having such rights, preferences and other terms as determined by the Managers. To the extent the Company elects to issue additional membership interests, all existing members of the Company will subject to dilution ratably as a result of such new membership interests.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

1. unrelated third party valuations of our common unit;
2. the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common unit;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management

of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Kraig Weaver
Issue date	01/10/16
Amount	$94,806.00
Outstanding principal plus interest	$151,377.91 as of 12/30/20
Interest rate	12.0% per annum
Maturity date	01/10/22
Current with payments	Yes

KDW

Loan

Lender	G.M.
Issue date	06/14/16
Amount	$50,000.00
Outstanding principal plus interest	$77,271.23 as of 12/30/20
Interest rate	12.0% per annum
Maturity date	06/14/22
Current with payments	Yes

GM 2

Loan

Lender	Chase
Issue date	09/27/16
Amount	$350,000.00
Outstanding principal plus interest	$242,749.05 as of 12/30/20
Interest rate	5.76% per annum
Maturity date	09/28/25
Current with payments	Yes

Chase SBA loan

Loan

Lender	E.G.
Issue date	12/22/16
Amount	$100,000.00
Outstanding principal plus interest	$79,013.00 as of 12/30/20
Interest rate	2.3% per annum
Maturity date	07/01/31
Current with payments	Yes

Loan

Lender	Kameron Weaver
Issue date	02/15/17
Amount	$17,049.00
Outstanding principal plus interest	$24,970.37 as of 12/30/20
Interest rate	12.0% per annum
Maturity date	02/15/23
Current with payments	Yes

KWW

Loan

Lender	Michelle Weaver
Issue date	03/12/17
Amount	$34,075.00
Outstanding principal plus interest	$49,625.44 as of 12/30/20
Interest rate	12.0% per annum
Maturity date	03/12/23
Current with payments	Yes

MF

Loan

Lender	Colorado Enterprise Fund
Issue date	10/24/17
Amount	$78,000.00
Outstanding principal plus interest	$55,247.79 as of 12/30/20
Interest rate	10.0% per annum
Maturity date	10/01/25
Current with payments	Yes

Colorado Enterprise Fund SBA loan 2nd

Loan

Lender	Kurt Weaver
Issue date	03/05/18
Amount	$100,000.00
Outstanding principal plus interest	$133,863.01 as of 12/30/20
Interest rate	12.0% per annum
Maturity date	12/31/24
Reason for late payments	Payment is in lump sum.

KRW - IRA 12% note

Loan

Lender	G.M.
Issue date	03/26/18
Amount	$50,000.00
Outstanding principal plus interest	$66,586.30 as of 12/30/20
Interest rate	12.0% per annum
Maturity date	03/26/24
Current with payments	Yes

GM

Loan

Lender	C.L.
Issue date	09/04/18
Amount	$100,000.00
Outstanding principal plus interest	$127,846.58 as of 12/30/20
Interest rate	12.0% per annum
Maturity date	09/04/22
Current with payments	Yes

CL

Loan

Lender	A.F.
Issue date	10/24/19
Amount	$50,000.00
Outstanding principal plus interest	$19,500.00 as of 12/30/20
Interest rate	3.0% per annum
Maturity date	10/25/21
Current with payments	Yes

A.F. short term loan

Loan

Lender	D.D.
Issue date	10/24/19
Amount	$75,000.00
Outstanding principal plus interest	$82,853.48 as of 12/30/20
Interest rate	10.0% per annum
Maturity date	10/25/21
Current with payments	Yes

D.D. 2019 short term

Loan

Lender	3rd party notes
Issue date	12/30/19
Amount	$111,302.00
Outstanding principal plus interest	$150,166.08 as of 12/30/20
Interest rate	20.8% per annum
Maturity date	12/01/21
Current with payments	Yes

3rd party notes

Loan

Lender	Payroll Protection Loan
Issue date	04/30/20
Amount	$61,642.00
Outstanding principal plus interest	$61,642.00 as of 12/30/20
Interest rate	0.0% per annum
Maturity date	12/31/22
Current with payments	Yes

PPP loan

Loan

Lender	SBA
Issue date	05/31/20
Amount	$150,000.00
Outstanding principal plus interest	$150,000.00 as of 12/30/20
Interest rate	3.75% per annum
Maturity date	06/01/50
Current with payments	Yes

EIDL

Loan

Lender	Square
Issue date	09/22/20
Amount	$54,000.00
Outstanding principal plus interest	$26,067.25 as of 01/23/21
Interest rate	13.0% per annum
Maturity date	03/23/22
Current with payments	Yes

Square capital loan

Loan

Lender	Kurt Weaver
Issue date	11/10/20
Amount	$100,000.00
Outstanding principal plus interest	$101,150.70 as of 12/30/20
Interest rate	7.0% per annum
Maturity date	11/10/22
Current with payments	Yes

KRW - short term

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2020	Regulation D, Rule 506(b)	Preferred stock	$330,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Kraig Weaver
Amount Invested	$94,806.00
Transaction type	Loan
Issue date	01/10/16
Outstanding principal plus interest	$151,377.91 as of 12/30/20
Interest rate	12.0% per annum
Maturity date	01/10/22
Current with payments	Yes
Relationship	owner

Name	E.G.
Amount Invested	$100,000.00
Transaction type	Loan
Issue date	12/22/16
Outstanding principal plus interest	$79,013.00 as of 12/30/20
Interest rate	2.3% per annum
Maturity date	07/01/31
Current with payments	Yes
Relationship	Grandmother of owner

Name	Kameron Weaver
Amount Invested	$17,049.00
Transaction type	Loan
Issue date	02/15/17
Outstanding principal plus interest	$24,970.37 as of 12/30/20
Interest rate	12.0% per annum
Maturity date	02/15/23
Current with payments	Yes
Relationship	owner

Name	Michelle Weaver
Amount Invested	$34,075.00
Transaction type	Loan
Issue date	03/12/17

Outstanding principal plus interest	$49,625.44 as of 12/30/20
Interest rate	12.0% per annum
Maturity date	03/12/23
Current with payments	Yes
Relationship	owner

Name	Kurt Weaver
Amount Invested	$100,000.00
Transaction type	Loan
Issue date	03/05/18
Outstanding principal plus interest	$133,863.01 as of 12/30/20
Interest rate	12.0% per annum
Maturity date	12/31/24
Relationship	Father of 2 owners

Name	A.F.
Amount Invested	$50,000.00
Transaction type	Loan
Issue date	10/24/19
Outstanding principal plus interest	$19,500.00 as of 12/30/20
Interest rate	3.0% per annum
Maturity date	10/25/21
Current with payments	Yes
Relationship	Father of 1 owner

Name	Kurt Weaver
Amount Invested	$50,000.00
Transaction type	Loan
Issue date	10/24/19
Outstanding principal plus interest	$0.00 as of 12/30/20
Interest rate	7.0% per annum
Maturity date	10/25/20
Relationship	Father of 2 owners

Name	Kurt Weaver
Amount Invested	$100,000.00
Transaction type	Loan
Issue date	11/10/20
Outstanding principal plus interest	$101,150.70 as of 12/30/20
Interest rate	7.0% per annum
Maturity date	11/10/22
Current with payments	Yes
Relationship	father

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The Block Distilling Co. is a craft distillery in Denver, CO that makes all of our spirits in house. We make seasonal gin, whiskey, bourbon, vodka, liqueurs, and brandies. We run an onsite tasting room where we sell craft cocktails and bottles. We also self distribute our spirits to Colorado bars, restaurants, and liquor stores.

In 5 years, we hope that the increase in production (6x) that we expect to be an outcome of this raise will allow us to drive a growth of our wholesale side. We are allowed self distribution in Colorado so we will build a sales team to focus on getting The Block in 300+ accounts around the state. After that we will begin discussions with a distributor to take us into multiple states. Year 3-5 we will be focused on the next goal of adding an additional distillery and tasting room in the foothills of Colorado. These projections cannot be guaranteed.

Milestones

The Block Distilling Company, LLC was incorporated in the State of Colorado in August 2015.

Since then, we have:

- Raised $1.5M from angel investors.
- Grew 40% from year 1 to 2. On track to grow 25% this year (even through the pandemic).
- 6x production scale-up potential, depending on the success of this raise
- Sold 120,000 drinks and 8,000 bottles in house since opening
- $1.85M in cumulative sales since opening.
- Run by 2 engineers and a licensed professional counselor.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $568,476 compared to the year ended December 31, 2018, when the Company had revenues of $416,713. Our gross margin was 74.58% in fiscal year 2019, compared to 74.24% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $1,661,950, including $76,566 in cash. As of December 31, 2018, the Company had $1,331,564 in total assets, including $13,979 in cash.
- *Net Loss.* The Company has had net losses of $278,707 and net losses of $217,535 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $1,634,927 for the fiscal year ended December 31, 2019 and $1,181,200 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,685,874 in debt and $1,159,068 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

The Block Distilling Company, LLC cash in hand is $240,000, as of December 2020. Over the last three months, revenues have averaged $83,000/month, cost of goods sold has averaged $13,500/month, and operational expenses have averaged $66,000/month, for an average net margin of $3,500 per month. Our intent is to be profitable in 10 months.

Our gross sales grew by approximately 18% in 2020 compared to 2019 despite the tasting room being closed for 3 months. In 2020 we issued additional preferred shares for consideration of $175k. The company also received $61,642 from the Paycheck Protection Program (PPP) which is expected to be forgiven under the SBA guidance. Additionally, the company received an Economic Injury Disaster Loan (EIDL) in the amount of $150,000 and will begin making payments at the beginning of May 2021. The loan bear interest at 3.75% with a term of 30 years.

The Block Distilling needs to raise at least $650,000 to complete our build out and achieve our goal of increasing production by 6x. Using our previous 3 years as well as our production schedule and release of specialty products we expect our revenue to be $425,000 over the next 6 months. Using the same methods we expect our expenses to be $325,000 over the next 6 months. These projections cannot be guaranteed.

We have agreements in place with private personal lenders for short term debt in the event that extra capital is needed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating

history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Michelle Weaver, certify that:

(1) the financial statements of The Block Distilling Company, LLC included in this Form are true and complete in all material respects ; and

(2) the tax return information of The Block Distilling Company, LLC included in this Form reflects accurately the information reported on the tax return for The Block Distilling Company, LLC filed for the fiscal year ended 2019.

Michelle Weaver
self employed

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities? ☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
- ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of

proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://theblockdistillingco.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

The Block Distilling Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Kameron Weaver
Kraig Weaver
Kraig Weaver
Michelle Weaver

Appendix E: Supporting Documents

Original_Operating__Agreement_with_Signatures_-_The_Block_Distilling_Company__LLC.pdf
2020_Series_AAA_Term_Sheet_-_The_Block_Distilling_Company__LLC_KDW_V2__1_.pdf
Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

The Block Distilling Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Kameron Weaver

Kraig Weaver

Kraig Weaver

Michelle Weaver

Appendix E: Supporting Documents

Original_Operating__Agreement_with_Signatures_-_The_Block_Distilling_Company__LLC.pdf

2020_Series_AAA_Term_Sheet_-_The_Block_Distilling_Company__LLC_KDW_V2__1_.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The Block Distilling Company, LLC

By

Michelle Weaver

founder & organizer (The Bookie)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Kameron Weaver

Manager
1/29/2021

Kraig Weaver

Manager
1/29/2021

Michelle Weaver

founder & organizer (The Bookie)
1/29/2021

INVITE ANOTHER PERSON TO SIGN

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.